SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34824; File No. 812-15309

Kennedy Lewis Management LP, et al.

February 6, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Kennedy Lewis Management LP, Kennedy Lewis Capital Company, Kennedy Lewis Capital Holdings LLC, Kennedy Lewis Capital Partners Master Fund II LP, and Kennedy Lewis Capital Partners Master Fund III LP.

Filing Dates: The application was filed on February 16, 2022, and amended on October 27, 2022 and December 30, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on March 3, 2023, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a

certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of

the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for

the request, and the issues contested. Persons who wish to be notified of a hearing may request

notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants:

anthony.pasqua@klimllc.com.

FOR FURTHER INFORMATION CONTACT: Jill Ehrlich, Senior Counsel, or Lisa Reid

Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's

Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and

conditions, please refer to Applicants' second amended and restated application, dated December

30, 2022, which may be obtained via the Commission's website by searching for the file number at

the top of this document, or for an Applicant using the Company name search field, on the SEC's

EDGAR system. The SEC's EDGAR system may be searched at,

http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's

Public Reference Room at (202) 551-8090.

     For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,
Assistant Secretary.